AGREEMENT

This Agreement made effective ________________, by and between _________________ ("Consultant") and Biomune Systems, Inc., a Nevada Corporation ("Biomune");

WHEREAS, Consultant has provided legal services to the Company.

NOW THEREFORE, in consideration of the foregoing, and the agreements set forth below, the parities agree as follows:

1.     Engagement, Duties and Acceptance.

    1.1 Engagement by Biomune. Biomune hereby agrees to retain Consultant as a legal consultant to the Company.

    1.2 Acceptance of Engagement by Consultant. Consultant accepted such engagement and performed such services as described above.

2. Compensation. As compensation for services rendered pursuant to this Agreement, Biomune shall pay Consultant ___________ free trading (S-8) shares of Biomune common stock.

3. Confidential Information. During the engagement of duties and for a period of five (5) years after the termination of this Agreement, Consultant shall keep secret and retain in strictest confidence and shall not use, for the benefit of itself or others, all confidential matters of the Company including, without limitation, "know-how," trade secrets, customer lists, details of client or consultant contracts, pricing policies, operational methods, marketing plans or strategies, product development techniques or plans, methods of production and distribution, technical processes, designs and design projects, inventions and research projects of the Company learned by Consultant heretofore or during the Term hereof.

4.     Other Provisions.

   4.1 Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally, telegraphed, telexed or sent by facsimile transmission or, if mailed, five days after the date of deposit in the United States mail, as follows:

           (I)     If to the Company, to:

                   Biomune Systems, Inc.
                   2401 South Foothill Drive
                   Salt Lake City, UT  84109

                   With a copy to:

                   Kevin R. Pinegar, Esquire
                   Durham, Evans, Jones & Pinegar
                   Suite 850
                   50 South Main Street
                   Salt Lake City, Utah 84144

           (II)     If to _________________, to:

                   _________________
                   __________________
                   __________________
                   __________________

Any party may change its address for notice hereunder by notice to the other parties hereto.


     4.2 Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreement, written or oral, with respect thereto.

     4.3 Governing Law: Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Utah applicable to agreements made and to be performed entirely within such state. The parties submit themselves to the jurisdiction of the federal and state courts located in Utah and agree to commence any lawsuit arising under or relating to this Agreement in such courts.

     4.4 Assignment. This Agreement, and any rights and obligations hereunder, may not be assigned by any party hereto without the prior written consent of the other party.

     4.5 Headings. The headings in this Agreement are for reference purposes only and shall not in any affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first above-written.

                          BIOMUNE SYSTEMS, INC.



                          By:
Dated:                    David G. Derrick, Chief Executive Officer




By:
Dated:                    _________________, Individual